Filed pursuant to Rule 433

Registration Statement No. 333-175045

Issuer Free Writing Prospectus dated June 22, 2011

Relating to Preliminary Prospectus dated June 21, 2011

PRESS RELEASE
Contact:	Investors:
Michael J. Lambert	Patrick F. Williams
EVP & Chief Financial Officer	Vice President, Industry & Investor Relations
NuVasive, Inc.	NuVasive, Inc.
858-909-3394	858-638-5511
investorrelations@nuvasive.com	investorrelations@nuvasive.com

Media:
Jason Rando
The Ruth Group
646-536-7025
jrando@theruthgroup.com

NuVasive Prices $350 Million Convertible Senior Notes Due 2017

SAN DIEGO, June 22, 2011 - NuVasive, Inc. (Nasdaq: NUVA) (the “Company”), a medical device company focused on developing minimally disruptive surgical products and procedures for the spine, announced the pricing of $350 million principal amount of 2.75% Convertible Senior Notes due 2017 (the “notes”) in an underwritten public offering. NuVasive has also granted the underwriters an option to purchase up to $52.5 million of additional notes solely to cover over-allotments. The offering is scheduled to close on Tuesday, June 28, 2011, subject to satisfaction of customary closing conditions. BofA Merrill Lynch and Goldman, Sachs & Co. are acting as joint book-running managers for the offering.

The notes will pay interest semiannually at a rate of 2.75% per annum. The notes will be convertible at the option of the holders into cash, shares of the Company’s common stock or any combination thereof at the Company’s election, upon the occurrence of certain events and during certain periods. The Company may only deliver shares of its common stock if it has received stockholder approval for an increase in the total number of authorized shares of its common stock sufficient to permit the Company to settle conversions of the notes and of the preferred stock issuable upon exercise of the warrants described below in shares of its common stock, and for authorization of such conversions of the preferred stock. Absent such approval, the Company would be required to satisfy any conversion obligations solely in cash. The Company intends to solicit such stockholder approval after the closing of this offering. The notes will be convertible at an initial conversion rate of 23.7344 shares of common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $42.13 per share, subject to adjustment upon the occurrence of certain events. The initial conversion price represents a conversion premium of approximately 30% over the last reported sale price of $32.41 per share of the Company’s common stock on the NASDAQ Global Select Market on June 22, 2011.

NuVasive estimates that the net proceeds from the offering will be approximately $340.7 million after deducting the underwriters’ discounts and commissions and estimated offering expenses, assuming no exercise of the underwriters’ over-allotment option.

NuVasive intends to use the net proceeds for general corporate purposes and to repurchase up to $230 million of its 2.25% Convertible Senior Notes due March 2013. The Company may consider possible strategic acquisitions of, or investments in, companies, technologies, products or assets, however, we have no present commitments or agreements to enter into any potential acquisitions or investments.

NuVasive also entered into convertible note hedge transactions with one or more of the underwriters or their affiliates (the “counterparties”) and intends to use a portion of the net proceeds from this offering to pay for the cost of the convertible note hedge transactions. The Company estimates that the cost of the convertible note hedge transactions, taking into account the proceeds from the sale of the warrants described below, will be approximately $28.0 million. The convertible note hedge transactions are intended to reduce the Company’s exposure to potential cash payments and/or (if the Company has received the stockholder approval described above) the dilution experienced by the Company’s stockholders upon any conversion of the notes. The Company also entered into separate warrant transactions with the counterparties that will be exercisable into a number of shares of a new series of the Company’s preferred stock, called the Series A participating preferred stock, based on the amount, if any, by which the market price per share of the Company’s common stock exceeds the strike price of the warrants during a measurement period at the maturity of the warrants. The Series A participating preferred stock will convert into shares of the Company’s common stock if the Company receives the necessary stockholder approval. If the Company has not received such stockholder approval before the warrant transactions are settled, the shares of Series A participating preferred stock will accumulate cash dividends at a specified dividend rate for as long as such shares remain outstanding. The warrant transactions will have a dilutive effect on the Company’s common stock if the market value per share of the Company’s common stock exceeds the applicable strike price of the warrants and the Company has received the necessary stockholder approval. However, subject to certain conditions, the Company may elect to settle the warrants in cash. If the underwriters exercise their over-allotment option, the Company may enter into additional convertible note hedge and warrant transactions.

In connection with establishing their initial hedge of these transactions, the counterparties and/or their respective affiliates expect to enter into various derivative transactions with respect to the Company’s common stock concurrently with, or shortly after, the pricing of the notes. These activities could have the effect of increasing or preventing a decline in, or could adversely affect the price of the Company’s common stock concurrently with or following the pricing of the notes.

In addition, the counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to the Company’s common stock or by selling or purchasing the Company’s common stock or other securities linked to the Company’s common stock in secondary market transactions following the pricing of the notes (and are likely to do so following during any observation period relating to a conversion of the notes). The effect, if any, of any of these activities on the market price of the Company’s common stock will depend in part on market conditions and cannot be ascertained. Any of these activities could adversely affect the price of the Company’s common stock and that of the notes or could have the effect of increasing or preventing a decline in the price of the Company’s common stock.

This announcement is neither an offer to sell nor a solicitation to buy any of the securities described herein and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

The issuer has filed a registration statement (including a prospectus for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by calling BofA Merrill Lynch at 866-500-5408 or Goldman, Sachs & Co. at 866-471-2526. In addition, copies of the preliminary prospectus may be obtained from BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department, or email dg.prospectus_requests@baml.com or Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282 or by emailing
prospectus-ny@ny.email.gs.com.

About NuVasive

NuVasive is a medical device company focused on developing minimally disruptive surgical products and procedures for the spine in an approximately $7.7 billion global spine market.

NuVasive’s principal product offering is based on its Maximum Access Surgery, or MAS® platform. The MAS platform combines four categories of products that collectively minimize soft tissue disruption during spine surgery with maximum visualization and safe, easy reproducibility for the surgeon: a proprietary software-driven nerve avoidance system; MaXcess®, a unique split-blade retractor system; a wide variety of specialized implants; and several biologic fusion enhancers. MAS significantly reduces surgery time and returns patients to activities of daily living much faster than conventional approaches. Having redefined spine surgery with the MAS platform’s lateral approach, known as eXtreme Lateral Interbody Fusion, or XLIF®, NuVasive has built an entire spine franchise. With over 65 products today spanning lumbar, thoracic and cervical applications, the Company will continue to expand and evolve its offering predicated on its R&D focus and dedication to outstanding service levels supported by a culture of Absolute Responsiveness®.

NuVasive cautions you that statements included in this press release that are not a description of historical facts are forward-looking statements that involve risks, uncertainties, assumptions and other factors which, if they do not materialize or prove correct, could cause NuVasive’s results to differ materially from historical results or those expressed or implied by such forward-looking statements. The potential risks and uncertainties that could cause actual growth and results to differ materially include, but are not limited to: the uncertain process of seeking regulatory approval or clearance for NuVasive’s products or devices, including risks that such process could be significantly delayed; the possibility that the FDA may require significant changes to NuVasive’s products or clinical studies; the risk that products may not perform as intended and may therefore not achieve commercial success; the risk that competitors may develop superior products or may have a greater market position enabling more successful commercialization; and the risk that additional clinical data may call into question the benefits of NuVasive’s products to patients, hospitals and surgeons. These and other risks and uncertainties are more fully described in the prospectus related to this offering and in NuVasive’s annual report on Form 10-K for the fiscal year ended December 31, 2010 filed with the SEC. NuVasive’s public filings with the Securities and Exchange Commission are available at www.sec.gov. NuVasive assumes no obligation to update any forward-looking statement to reflect events or circumstances arising after the date on which it was made.

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